Exhibit 99.56

Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

July 7, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold Announces Sale of Pacific Road Block

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) and Pacific Road Capital Management have engaged MPartners and National Bank Financial as agents to sell, on a best efforts basis, the 25,205,090 common shares of the Company held by Pacific Road Capital Management Pty. Limited for fully managed accounts (Pacific Road) through a secondary private placement of special warrants. Each special warrant is exchangeable for one common share held by Pacific Road. The special warrant transaction is expected to close on or about July 18, 2011 and it is expected that Timmins will file a short form prospectus to qualify the underlying common shares held by Pacific Road following the closing.

Caution Regarding Forward-Looking Statements

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year at a life of mine cash cost of approximately U.S. $489 per ounce. (Micon International NI 43-101F1 Technical Report dated November, 2010).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com